UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October, 2024

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: October 21, 2024	By:	/s/ Ajay Agarwal
	Name:	Ajay Agarwal
	Title:	Company Secretary and Head – Group Oversight

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this report pursuant to the General Instructions for Form 6-K.

Exhibit No. 99

Description

Outcome of the meeting of the Board of Directors of HDFC Bank Limited (“the Bank”) held on October 19, 2024.

October 21, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005s

USA

Dear Sir/ Madam,

Sub: Outcome of the meeting of the Board of Directors of HDFC Bank Limited (“the Bank”) held on October 19, 2024

We enclose herewith the unaudited standalone and consolidated financial results of the Bank for the second quarter and half year ended September 30, 2024 (“Results”), along with Limited Review Report and the Press Release of the Joint Statutory Auditors in this regard. The results were duly approved by the Board of Directors at its meeting held on October 19, 2024.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary and Head – Group Oversight

Encl.: a/a.